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Exhibit 11

Statement Regarding Computation of Per Share Earnings

        The following table is the reconciliation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 (dollars in thousands except per share amounts):

	2007		2006		2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$17,742	$17,742	$20,812	$20,812	$22,030	$22,030

Weighted average shares outstanding	59,133,252	59,133,252	60,369,558	60,369,558	60,054,059	60,054,059
Effect of dilutive securities	—	531,095	—	703,933	—	782,152

Adjusted weighted average shares outstanding	59,133,252	59,664,347	60,369,558	61,073,491	60,054,059	60,836,211

Earning per share	$0.30	$0.30	$0.34	$0.34	$0.37	$0.36

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  Exhibit 11